(SHIP GRAPHIC) VANGUARD(R)

                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com


August 1, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                   via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Whitehall Funds


Dear Mr. Sandoe,

         The following responds to your comments of July 25, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 31 that was filed on June 8, 2006.


Comment 1:        Prospectus - Primary Investment Strategies
Comment:          Provide more detail in this section regarding the investment strategies.

Response:         Since this fund is run by multiple advisors, the specifics about the security selection process are more detailed than we think warrants discussion in the fund profile. Accordingly, while we have considered the comment, we prefer to keep the disclosure as it currently reads in Item 2, and keep the detail in our Item 4 disclosure.

Comment 2:        Prospectus - Security Selection
Comment:          What does Chartwell Investment Partners consider an
                  "intermediate-term time horizon" for equity securities?

Response:         Chartwell characterizes intermediate-term as between nine
                  months and three years. We do not plan to add that level of specificity to the prospectus disclosure, though, as it is not required by Form N-1A, and we don't think it would be helpful to someone making an investment decision regarding the Fund.

Comment 3:        Prospectus - Plain Talk About the Fund's Portfolio Managers
Comment:          Better clarify Mark J. Cunneen's business experience during the past five years.

Response:         We have reviewed our disclosure and think the existing
                  disclosure satisfies Form N-1A and adequately explains. Our disclosure explains that since 1992, which more than covers the past Five years, Mr. Cunneen has been a manager of equity portfolios. We have specified that he served in this capacity at Chartwell since 2003. We do not disclose prior employers of our Portfolio Managers, nor does Form


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Christian Sandoe, Esq.
August 1, 2006
Page 2


                  N-1A require that a prospectus specifically disclose all employers of a PM over the past five years. Accordingly, we consider our disclosure compliant, and do not plan to make any changes.

Comment 4:        SAI - Date of Prospectuses
Comment:          The SAI and Mid-Cap Growth Fund prospectus will be effective as of August 2006, but the prospectus for Selected Value Fund and International Explorer Funds, the other series' of Vanguard Whitehall Funds, are dated February 2006. How can a
                  February prospectus incorporate by reference an SAI that did not exist until August?

Response:         In response to Item 1(b) of Form N-1A, we disclose on the back cover of all prospectuses that:

                  "The SAI contains more detailed information about the Fund. The current annual and semiannual reports and the SAI are incorporated by reference into (and are thus legally a part of) this prospectus.

                  To receive a free copy of the latest annual or semiannual report or the SAI, or to request additional information about the Fund or other Vanguard funds, please visit our website or contact us as follows."

                  Our use of the terms "current" and "latest" are intended to make clear to investors that we are incorporating by reference the most recent version of SAI. Additionally, nothing in Instruction D to Form N-1A specifically prohibits a forward-looking incorporation by reference. Accordingly, we think our approach complies with Form N-1A and best serves the interest of shareholders who would otherwise have to bear the cost of reprinting prospectuses for the sole purpose of having the same date as the corresponding SAI.

Comment 5:        SAI - PM Compensation
Comment:          Please provide some more detail regarding Donald Smith & Co.'s bonus structure.

Response:         Incentive is based on performance of the individual portfolio manager/analyst's "theoretical portfolio" as opposed to an individual client's portfolio. The reason for this is that not every client portfolio is made up of the same weightings in an individual PM/analyst's sub-portfolio. We will amend the SAI disclosure to better capture this approach, and to clarify the benchmark for the Vanguard fund managed by Donald Smith & Co.

Comment 6:        SAI - Financial Statements
Comment:          The filing should reflect the inclusion of six-month financial statements.

Response:         We will make the requested revision.

Comment 7:        Tandy Requirements
As required by the SEC, we will provide the foregoing acknowledgements.

          - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

          - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

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Christian Sandoe, Esq.
August 1, 2006
Page 3


          - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.


Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department